SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2018

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of Consolidated Results Q2 2018.

YPF S.A.

Consolidated Results

Q2 2018

Consolidated Results Q2 2018

CONTENT

1. MAIN MILESTONES AND ECONOMIC MAGNITUDES FOR Q2 2018	3
2. ANALYSIS OF RESULTS FOR Q2 2018	4
3. ANALYSIS OF OPERATING RESULTS BY BUSINESS SEGMENT FOR Q2 2018	7
3.1 UPSTREAM	7
3.2 DOWNSTREAM	10
3.3 GAS AND ENERGY	13
3.4 CORPORATE AND OTHER	14
3.5 RELATED COMPANIES	14
4. LIQUIDITY AND SOURCES OF CAPITAL	14
5. TABLES AND NOTES	16
5.1 CONSOLIDATED STATEMENT OF INCOME	17
5.2 CONSOLIDATED BALANCE SHEET	18
5.3 CONSOLIDATED STATEMENT OF CASH FLOW	19
5.4 CONSOLIDATED BUSINESS SEGMENT INFORMATION	20
5.5 MAIN FINANCIAL MAGNITUDES IN U.S. DOLLARS	21
5.6 MAIN PHYSICAL MAGNITUDES	22

Consolidated Results Q2 2018

Adj. EBITDA for Q2 2018 was Ps 24.8 billion, 53.2% higher than Q2 2017.

Q2	Q1	Q2	Var.%		Jan-Jun	Jan-Jun	Var.%
2017	2018	2018	Q2 18/ Q2 17		2017	2018	2018/2017
60,162	75,823	93,034	54.6%	Revenues (Million Ps)	117,165	168,857	44.1%
3,466	17,354	1,746	-49.6%	Operating income (Million Ps)	7,977	19,100	139.4%
272	5,986	1,508	454.4%	Net income (Million Ps)	464	7,494	1515.1%
16,177	36,492	24,782	53.2%	Adj. EBITDA (Million Ps)	33,003	61,274	85.7%
16,177	24,512	24,782	53.2%	Recurring Adj. EBITDA	33,003	49,294	49.4%
0.54	15.47	5.08	835.5%	Earnings per share (Ps per Share)	0.60	20.55	3307.3%
13,029	14,874	19,338	48.4%	Capital Expenditures (Million Ps)	24,979	34,212	37.0%

Adjusted EBITDA = Operating Income + Depreciation and Impairment of Property, Plant and Equipment and Intangible Assets + Amortization of Intangible Assets + Unproductive Exploratory Drillings.

Recurring Adjusted EBITDA: It is Adjusted EBITDA excluding the profit from the revaluation of YPF S.A.‘s investment in YPF Energía Eléctrica (YPF EE) for Ps 12.0 billion in Q1 2018.

(Amounts are expressed in billions of Argentine pesos, except where indicated)

1. MAIN MILESTONES AND ECONOMIC MAGNITUDES FOR Q2 2018

•	Revenues for Q2 2018 were Ps 93.0 billion, 54.6% higher than Q2 2017.

•	Operating income for Q2 2018 was Ps 1.7 billion, 49.6% lower than Q2 2017.

•	Net income for Q2 2018 was a gain of Ps 1.5 billion compared to net income of Ps 0.3 billion recorded for Q2 2017.

•	Hydrocarbon production for Q2 2018 was 544.6 Kboed, 1.0% lower than Q2 2017.

•	Refinery processing levels in the Downstream business segment for Q2 2018 were 86.1%, 6.6% lower than the same quarter last year.

•	Capital expenditures in property, plant and equipment for Q2 2018 were Ps 19.3 billion, 48.4% higher than Q2 2017.

Consolidated Results Q2 2018

2. ANALYSIS OF RESULTS FOR Q2 2018

Revenues for Q2 2018 were Ps 93.0 billion, 54.6% higher than Q2 2017, due primarily to the following factors:

•

Diesel revenues increased Ps 9.8 billion, 50.9% higher than Q2 2017, due to a 45.8% increase in diesel mix prices and a 3.5% increase in sales volumes. Sales volumes of Infinia Diesel, a premium diesel product, increased by 21.6%;

•

Gasoline revenues increased Ps 6.6 billion, 50.9% higher than Q2 2017, due to a 42.9% increase in gasoline mix prices and a 5.6% increase in sales volumes. Sales volumes of Infinia Gasoline, a premium gasoline product, increased by 2.6%;

•

Natural gas revenues increased Ps 4.7 billion, 44.8% higher than Q2 2017, due to a 49.0% increase in prices in Argentine peso terms, partially offset by a 2.8% decrease in sales volumes due to the lower production and demand of this product;

•

Retail natural gas revenues (residential and small business and companies) increased Ps 2.1 billion, 63.0% higher than Q2 2017, mainly due to YPF’s controlled company Metrogas S.A. (“Metrogas”), which recorded a 78.8% increase in prices and a 4.2% increase in volumes sold through its distribution network;

•

Fuel oil revenues in the Argentine domestic market decreased Ps 1.5 billion, 94.3% lower than Q2 2017, due to a 96.3% decrease in sales volumes to power generation plants which was partially offset by a 53.4% increase in prices;

•

Remaining domestic sales increased Ps 5.8 billion, 74.9% higher than Q2 2017. We highlight the higher sales of jet fuel by 77.2%, of petrochemical products by 44.4%, lubricants by 40.1%, asphalts by 36.0%, LPG by 35.2%, in each case mainly due to the higher prices of these products and the larger traded volumes of petroleum coal and virgin naphtha;

•

Export revenues increased Ps 5.4 billion, 115.1% higher than Q2 2017. This was primarily due to a 121.8% increase of sales of jet fuel, due to an increase in average sales prices measured in Argentine pesos of 93.6% and 14.6% in the volumes sold, as well as the higher volumes traded and better prices obtained in virgin naphtha, LPG and gas oil, with increases of 346.5%, 192.4% and 83.7%, respectively. Exports of petrochemical products increased by 148.7% due to higher sales volumes. Crude oil exports were also recorded for Ps 0.3 billion and for petroleum coal for Ps 0.4 billion, which had not been registered in Q2 2017. Exports of soybean flour and oil had an increase of Ps 0.9 billion, 54.7% higher than Q2 2017, driven by an increase of 90.8% in the prices obtained, partially offset by a decrease in volumes of 18.9%.

Cost of sales for Q2 2018 was Ps 82.0 billion, 65.0% higher than Q2 2017. This includes a 58.5% increase in production costs, substantially affected by the increase in depreciations, and a 59.1% increase in purchases. Cash costs, which include costs of production and purchases but exclude depreciation and amortization, increased by 49.4%. This increase was driven by the following factors:

Consolidated Results Q2 2018

a)	Costs of production:

•

Depreciation of property, plant and equipment increased Ps 10.5 billion, 90.3% higher than Q2 2017, due to an increase in the value of assets based on their valuation in U.S. dollars, which is the functional currency of the Company, and an increase in the depreciation rate due to decreased net reserves of crude oil and natural gas recorded during Q3 and Q4 2017 as a consequence of a reduction in the average domestic price over that year;

•

Royalties and other production related costs increased Ps 3.4 billion, 89.0% higher than Q2 2017. Of this increase, Ps 2.6 billion was related to an increase in royalties for crude oil production, and Ps 0.8 billion was related to an increase in royalties for natural gas production, due to higher wellhead values of these products;

•

Lifting costs increased Ps 3.2 billion, 32.1% higher than Q2 2017, reflecting a 32.7% increase in the unit indicator in Argentine peso terms. These increased costs are in line with the general increase in prices in the economy, weighted by the lower production of the period;

•	Transportation costs increased Ps 0.7 billion, 33.2% higher than Q2 2017, due primarily to increases in rates and higher transported volumes;

•

Refining costs increased Ps 0.4 billion, 15.5% higher than Q2 2017, due primarily to higher costs for repair and maintenance services, for the consumption of materials, spare parts and other supplies, reflecting a 23.7% increase in the unit indicator in Argentine peso terms.

b)	Purchases:

•

Purchases of natural gas from other producers for resale in the retail distribution segment (residential and small businesses and industries) increased Ps 2.1 billion, 105.4% higher than Q2 2017due to an increase in the purchase prices of approximately 129.6%, partially offset by a decrease in volumes purchased of 10.5%;

•

Crude oil purchases from third parties increased Ps 1.7 billion, 35.1% higher than Q2 2017, due to an 84.8% increase in the average purchase price from third parties in Argentine peso terms. This increase in purchase price was mainly due to the increase in the international reference price, partially offset by a decrease in purchased volumes of approximately 26.9%;

•	Fuel imports increased Ps 1.7 billion, 79.3% higher than Q2 2017, mainly due to imports of diesel and jet fuel due to higher international prices of these products;

•

Biofuel purchases increased Ps 1.1 billion, 27.0% higher than Q2 2017, due to higher FAME and ethanol biofuel prices of 34.4% and 9.4%, respectively, and a 5.3% increase in volumes purchased of ethanol biofuel, while FAME recorded an increase of 2.4%;

•

Grain purchases in the agricultural sales segment through the form of barter, which were recorded as purchases for accounting purposes, increased Ps 0.8 billion, 41.5% higher than Q2 2017, primarily due to a 78.6% increase in prices and a 20.8% decrease in volumes.

Consolidated Results Q2 2018

Administration expenses for Q2 2018 were Ps 3.0 billion, 47.5% higher than Q2 2017. The increase was principally due to higher personnel expenses, higher IT costs, higher charges related to institutional advertising and higher depreciation of fixed assets.

Selling expenses for Q2 2018 were Ps 5.9 billion, 39.9% higher than Q2 2017. This was driven primarily by increases in transport expenses, primarily due to higher volumes sold and higher rates paid for domestic transport of fuels, as well as higher export taxes mainly of flours and oils, higher charges for depreciation of fixed assets, higher personnel expenses and higher charges in allowances for bad debt and environmental contingencies.

Exploration expenses for Q2 2018 were Ps 0.5 billion, 44.3% lower than Q2 2017.

Other operating results, net, for Q2 2018 was a loss of Ps 17 million, compared to a gain of Ps 22 million for Q2 2017. In Q2 2018, the Company recorded a profit of Ps 0.3 billion as a result of the total assignment of its participation in the Cerro Bandera area, which more than offset by the effect of higher charges in the provision for judicial contingencies.

Financial results for Q2 2018 were a gain of Ps 22.8 billion compared to a gain of Ps 0.9 billion in Q2 2017. This change was driven primarily by a positive foreign exchange effects on net liabilities in Argentine peso terms of Ps 23.0 billion, generated by the depreciation of the Argentine peso in Q2 2018 compared to Q2 2017 when the devaluation of the local currency had been substantially lower. Higher interest expenses of Ps 1.9 billion were also recorded in Q2 2018 due to higher average indebtedness, measured in Argentine pesos, compared to Q2 2017.

Income tax for Q2 2018 resulted in an expense of Ps 21.9 billion compared to the resulting expense of Ps 4.2 billion in Q2 2017. This difference is mainly due to the higher negative charge of Ps 17.6 billion for deferred tax recorded in both periods, resulting from the effects of the exchange rate movements in both periods, as previously mentioned.

Net income for Q2 2018 was a gain of Ps 1.5 billion, compared to a gain of Ps 0.3 billion in Q2 2017.

Capital expenditures for property, plant and equipment in Q2 2018 were Ps 19.3 billion, 48.4% higher than Q2 2017.

Consolidated Results Q2 2018

3. ANALYSIS OF OPERATING RESULTS BY BUSINESS SEGMENT FOR Q2 2018

3.1 UPSTREAM

Q2 2017	Q1 2018	Q2 2018	Var.% Q2 18/ Q2 17		Jan-Jun 2017	Jan-Jun 2018	Var.% 2018/2017
-884	2,148	2,868	N/A	Operating income (Million Ps)	15	5,016	33340.0%
26,606	38,704	46,308	74.1%	Revenues (Million Ps)	54,383	85,012	56.3%
218.3	227.6	226.3	3.6%	Crude oil production (Kbbld)	226.1	226.9	0.4%
51.4	47.0	41.6	-19.2%	NGL production (Kbbld)	53.1	44.3	-16.6%
44.6	43.7	44.0	-1.3%	Gas production (Mm3d)	44.9	43.9	-2.4%
550.1	549.6	544.6	-1.0%	Total production (Kboed)	561.7	547.0	-2.6%
833	323	464	-44.3%	Exploration costs (Million Ps)	1,426	787	-44.8%
9,905	13,033	16,099	62.5%	Capital Expenditures (Million Ps)	19,353	29,132	50.5%
10,079	16,300	19,689	95.3%	Depreciation (Million Ps)	20,014	35,989	79.8%
				Realization Prices
52.5	65.1	64.6	22.9%	Crude oil prices in domestic market Period average (USD/bbl)	52.8	64.8	22.8%
4.99	4.76	4.90	-1.9%	Average gas price (*) (USD/Mmbtu)	4.96	4.83	-2.6%

(*)	The average price of gas for Q2 2017 and Q1 2018 has been recalculated. The price for Q2 2018 is preliminary.

Operating income for the Upstream business segment for Q2 2018 was Ps 2.9 billion, in comparison to the negative result of Ps 0.9 billion in Q2 2017.

Revenues were Ps 46.3 billion for Q2 2018, 74.1% higher than Q2 2017, due primarily to the following factors:

•

Crude oil revenues totaled Ps 30.2 billion, 87.8% or Ps 14.1 billion higher than Q2 2017. The average realization price for crude oil in Q2 2018 increased by 22.9% to US$64.6/bbl. Crude oil volumes transferred between segments increased 1.6%, while those sold to third parties increased by 26.9%;

•

Natural gas revenues reached Ps 16.4 billion, 50.0% or Ps 5.5 billion higher than Q2 2017. The average realization price for natural gas in Q2 2018 decreased 1.8% to US$4.90/Mmbtu and natural gas volumes decreased by 2.8% in Q2 2018, compared to Q2 2017 as a result of the lower production and demand of natural gas in the quarter. However, prices in terms of pesos increased significantly, resulting in the increase of revenues.

Hydrocarbon production for Q2 2018 was 544.6 Kboed, 1.0% lower than Q2 2017. Crude oil production for Q2 2018 was 226.3 Kbbld, 3.6% higher than Q2 2017. It should be noted that, in Q2 2017, crude oil production had been adversely affected by heavy rain and snow storms that had mainly affected the province of Chubut and, to a lesser extent, the province of Santa Cruz. Natural gas production for Q2 2018 was 44.0 Mm3d, 1.3% lower than Q2 2017 due to the lower demand in the quarter.

Consolidated Results Q2 2018

NGL production for Q2 2018 was 41.6 Kbbld, 19.2% lower than Q2 2017.

With respect to development activity, 97 wells were put in production in Q2 2018, including the shale and tight wells mentioned below.

Hydrocarbon production in shale areas, net to YPF, for Q2 2018 was 55.9 Kboed, 52.8% higher than Q2 2017. This includes 20.3 Kbbld of crude oil, 7.2 Kbbld of NGL and 4.5 Mm3d of natural gas. During Q2 2018, 18 wells were put in production targeting the Vaca Muerta formation, for a total of 632 wells, including 12 active drilling rigs and 9 workovers.

With respect to tight development, net production in Q2 2018 reached a total of 13.6 Mm3d of natural gas, plus 4.8 Kbbld of NGL and 6.1 Kbbld of crude oil, of which 88.6% comes from YPF operated areas. During Q2 2018, 17 new wells were put into production, 5 in Estación Fernández Oro, 4 in Loma la Lata – Sierra Barrosa, 3 in Río Neuquén, 3 in Octógono, 1 in Rincón del Mangrullo and 1 in Dadín.

Operating costs for Q2 2018 were Ps 43.3 billion, 64.3% higher than Q2 2017 (excluding exploration expenses), mainly due to the following:

•

Depreciation of property, plant and equipment increased by Ps 9.6 billion, 95.3% higher than Q2 2017, primarily due to an increase in the value of assets based on their valuation in U.S. dollars, which is the functional currency of the Company, and the increase in the depreciation rate due to the decrease in net reserves of crude oil and natural gas recorded during Q3 and Q4 2017 as a consequence of a reduction in the average domestic price over that year;

•

Royalties and other production related costs increased Ps 3.4 billion, 89.0% higher than Q2 2017. Of this increase, Ps 2.6 billion was related to an increase in royalties for crude oil production, and Ps 0.8 billion was related to an increase in royalties for natural gas production, due to higher wellhead values of these products;

•

Lifting costs increased Ps 3.2 billion, 32.1% higher than Q2 2017, reflecting a 32.7% increase in the unit indicator in Argentine peso terms in line with the general increase in prices in the economy, weighted by the drop in production mentioned above;

•	Transportation costs related to production (truck, pipelines and polyducts in deposit) increased Ps 0.3 billion, 40.3% higher than Q2 2017.

It is noteworthy that the exploratory investment for Q2 2018 was 110.9% higher Q2 2017. Exploration expenses for Q2 2018 were Ps 0.5 billion, a decrease of 44.3% compared to Ps 0.8 billion for Q2 2017. This variation was mainly due to a Ps 0.5 billion decrease in negative results from unproductive exploratory wells in Q2 2018 compared to Q2 2017. Expenses for the development of geological and geophysical studies increased Ps 0.1 billion between Q2 2018 and Q2 2017.

In Q2 2018, the results of this segment also included a profit of Ps 0.3 billion related to the total cession of participation in the Cerro Bandera area.

Unit cash costs in U.S. dollars decreased 3.8% to US$20.5/boe for Q2 2018 from US$21.3/boe for Q2 2017, including taxes of US$6.8/boe and US$5.6/boe, respectively. In turn, the average lifting cost for YPF in Q2 2018 was US$11.2/boe, 13.2% lower than US$12.9/boe for Q2 2017.

Consolidated Results Q2 2018

CAPEX

Capital expenditures for the Upstream business segment for Q2 2018 were Ps 16.1 billion, 62.5% higher than Q2 2017.

Of these capital expenditures, 69.8% were invested in drilling and workover activities, 18.7% in facilities, 8.1% in exploration and the remaining 3.4% in other activities of the Upstream business segment.

In the Neuquina basin area, activities for Q2 2018 were focused on the development of the Loma Campana, Estación Fernandez Oro, El Orejano, La Amarga Chica, Rincón del Mangrullo, Río Neuquén, Aguada Toledo-Sierra Barrosa (Lajas), Chachahuén, Octógono, Volcán Auca Mahuida, Filo Morado, Loma La Lata and Loma Alta Sur blocks. Activity continues with the pilots targeting Vaca Muerta in the following blocks: Rincón del Mangrullo, La Ribera, Bajada de Añelo and Aguada de la Arena. Development activities continued at the Cuyana basin, mainly in the Mesa Verde, Ugarteche, Barrancas, La Ventana and Los Cavaos blocks. In the Golfo San Jorge basin, activity was focused on the following blocks: Manantiales Behr, El Trébol-Escalante, Cañadón Yatel, Cañadón León, Barranca Baya, El Guadal, Los Perales, Zona Central, Cañadón Vasco and Restinga Ali. In the Austral basin, drilling activity continues at Lago Fuego.

Exploration activities for Q2 2018 covered the Neuquina, Golfo San Jorge, Austral, Noroeste Argentino and Cuyana basins. In the Neuquina basin, exploratory activity was focused in the Estación Fernández Oro, Agua Salada, Filo Morado, Los Caldenes, Señal Picada-Punta Barda y Loma la Lata blocks. In the Golfo San Jorge basin, exploration activity was focused in the Los Perales-Las Mesetas, Cerro Piedra y Cañadón Vasco blocks. In the Austral basin, exploration activity continues in Cañadón Piedra-Cabo Nombre y Lago Fuego blocks. As for the Cuyana basin, exploratory activity was carried out in the Mesa Verde block. Additionally, in the Noroeste Argentino basin the activity was concentrated in the Aguaragüe block. Additionally, activity was carried out in San Sebastián block (Tierra del Fuego-Chile).

During Q2 2018, 4 (four) natural gas exploratory wells, 3 (three) natural gas workovers and 1 (one) crude oil exploratory well, were completed.

Consolidated Results Q2 2018

3.2 DOWNSTREAM

Q2 2017	Q1 2018	Q2 2018	Var.% Q2 18/ Q2 17		Jan-Jun 2017	Jan-Jun 2018	Var.% 2018/2017
3,093	4,009	361	-88.3%	Operating income (Million Ps)	7,457	4,370	-41.4%
45,611	60,337	70,273	54.1%	Revenues (Million Ps)	89,791	130,610	45.5%
4,172	3,911	4,048	-3.0%	Sales of refined products in domestic market (Km3)	8,124	7,959	-2.0%
289	512	393	36.1%	Exportation of refined products (Km3)	708	905	27.9%
214	207	208	-3.0%	Sales of petrochemical products in domestic market (*) (Ktn)	387	415	7.1%
52	60	138	164.7%	Exportation of petrochemical products (Ktn)	96	198	106.0%
294.6	290.7	275.0	-6.6%	Crude oil processed (Kboed)	292.8	282.8	-3.4%
92%	91%	86%	-6.6%	Refinery utilization (%)	92%	89%	-3.4%
1,935	1,255	2,673	38.1%	Capital Expenditures (Million Ps)	3,214	3,928	22.2%
1,621	2,076	2,596	60.1%	Depreciation (Million Ps)	3,190	4,672	46.5%
655	691	634	-3.2%	Average domestic market gasoline price (**) (USD/m3)	661	663	0.3%
624	664	613	-1.7%	Average domestic market diesel price (**) (USD/m3)	633	638	0.7%

(*)	Fertilizer sales not included.
(**)	Includes gross income and net of deductions, commissions and other taxes.

Operating income for the Downstream business segment for Q2 2018 was Ps 0.4 billion, 88.3% lower than Q2 2017.

Revenues were Ps 70.3 billion in Q2 2018, 54.1% higher than Q2 2017, due primarily to the following factors:

•

Diesel revenues increased Ps 9.8 billion, 50.9 % higher than Q2 2017, due to a 45.8% increase in diesel mix prices and a 3.5% increase in sales volumes, including a 21.6% increase in sales volumes of Infinia Diesel, a premium diesel product;

•

Gasoline revenues increased Ps 6.6 billion, 50.9% higher than Q2 2017, due to a 42.9% increase in gasoline mix prices and a 5.6% increase in sales volumes. Sales volumes of Infinia Gasoline, a premium gasoline product, increased by 2.6%;

•

Fuel oil revenues in the Argentine domestic market decreased Ps 1.5 billion, 94.3% lower than Q2 2017, due to a 96.3% decrease in sales volumes to power generation plants partially offset by a 53.4% increase in prices;

Consolidated Results Q2 2018

•

The remaining revenues in the domestic market increased by Ps 4.4 billion, 62.2% higher than Q2 2017. We highlight the higher sales of jet fuel by 77.2%, of petrochemical products by 44.4%, lubricants by 40.1%, asphalts by 36.0%, LPG by 35.2%, in each case mainly due to the higher prices of these products and also the larger traded volumes of petroleum coal and virgin naphtha;

•

Export revenues in the Downstream segment increased by Ps 5.4 billion, 115.6% higher than Q2 2017. The most notable items were the 121.8% increase in exports of jet fuel, due to an increase in average sales prices measured in Argentine pesos of 93.6%, and an increase of 14.6% in volumes sold, as well as the higher volumes traded and better prices obtained in virgin naphtha, LPG and gas oil, with increases of 346.5%, 192.4% and 83.7%, respectively. Exports of petrochemical products increased by 148.7% due to higher sales volumes. Crude oil exports were also recorded for Ps 0.3 billion and for petroleum coal for Ps 0.4 billion, which had not been registered in Q2 of the previous year. Exports of soybean flour and oil had an increase of Ps 0.9 billion, 54.7% higher compared to Q2 2017, driven by an increase of 90.8% in the prices obtained, partially offset by a decrease in volumes of 18.9%.

Cost of sales and operating expenses for Q2 2018 were Ps 64.5 billion with an increase of Ps 26.2 billion, or 68.3%, compared to Q2 2017, due primarily to the following factors:

•

Crude oil purchases increased Ps 15.7 billion, 76.2% higher than Q2 2017, due to an increase in prices in Argentine peso terms of crude oil purchased of 85.3%, mainly due to the increase in the international reference price. Crude oil volumes purchased from third parties decreased 26.9% and volumes transferred from the Upstream business segment increased 1.6%;

•	Fuel imports increased Ps 1.7 billion, 79.3% higher than Q2 2017, mainly due to imports of diesel and jet fuel due to higher international prices of these products;

•

Biofuel purchases increased Ps 1.1 billion, 27.0% higher than Q2 2017, mainly due to an increase of approximately 34.4% in the price of FAME and 9.4% in the price of ethanol biofuel and the increase in purchased volumes of ethanol biofuel of 5.3%, partially offset by a decrease in purchased volumes of FAME of 2.4%;

•

Grain purchases in the agricultural sales segment through the form of barter, which were recorded as purchases for accounting purposes, increased Ps 0.8 billion, 41.5% higher than Q2 2017. This increase was due to an increase in the average price of around 78.6% partially offset by a 20.8% decrease in the volumes sold;

•

Additionally, in Q2 2018 a negative inventory variation of Ps 0.4 billion was registered, while in the same period of 2017, this amount had been positive in Ps 0.5 billion, mainly due to a decrease in the diesel and gasoline inventory of the company observed in the current quarter;

•

Depreciation of property, plant and equipment increased Ps 0.8 billion, 60.5% higher than Q2 2017, due to an increase in the value of assets based on their valuation in U.S. dollars, which is the functional currency of the Company;

•

Refining costs increased Ps 0.4 billion, 15.5% higher than Q2 2017. This increase was mainly driven by higher charges for repair and maintenance services, consumption of materials, spare parts and other supplies. As a result of this, and considering also that the processing level in refineries was 6.6% lower, the unit refining cost increased in Q2 2018 by 23.7% compared to the Q2 2017.

Consolidated Results Q2 2018

In turn, transport costs linked to production (shipping, oil pipelines and polyducts) showed an increase of Ps 0.3 billion, which represents an increase of 24.9%.

Selling expenses increased Ps 1.6 billion, or 39.1% higher than Q2 2017, mainly driven by higher transported volumes due to higher sales and higher costs for transporting products, mainly linked to the increase in fuel prices in the domestic market, as well as higher export taxes mainly of flours and oils, higher charges for depreciation of fixed assets, higher personnel expenses and higher charges in allowances for bad debt and environmental contingencies.

The volume of crude oil processed in Q2 2018 was 275 Kbbld, 6.6% lower than Q2 2017. These lower processing levels resulted in a 2.4% decrease in gasoline production, a 0.3% decrease in diesel production and a decrease in the production of other refined products such as fuel oil, LPG, jet fuel, petrochemical gasoline, asphalts and lubricants bases, all in comparison to Q2 2017.

CAPEX

Capital expenditures for the Downstream business segment for Q2 2018 were Ps 2.7 billion, a 38.1% increase compared to Q2 2017.

During Q2 2018, work continued on the blending of gasoline in the Luján de Cuyo refinery to increase the production capacity of premium gasoline, and on increasing diesel blending capacity at La Plata Refinery, in order to increase the production of premium diesel. These activities are expected to conclude by Q4 2018. The foregoing complies with the new specifications for fuels pursuant to Resolution 5/2017 of the Hydrocarbon Resources Secretary, for which the main modifications will become effective in 2019 and in 2022. Additionally, YPF continued with the development of the engineering for the new gasoline and diesel hydrotreatment units to be carried out in the aforementioned refineries.

With respect to refining, logistics and oil product dispatch facilities, work continued with improvements in infrastructure, safety and environmental performance.

Consolidated Results Q2 2018

3.3 GAS AND ENERGY

Q2 2017	Q1 2018	Q2 2018	Var.% Q2 18/ Q2 17		Jan-Jun 2017	Jan-Jun 2018	Var.% 2018/2017
1,025	12,251	849	-17.2%	Operating income (Million Ps)	1,583	13,100	727.5%
15,749	17,018	23,912	51.8%	Revenues (Million Ps)	29,494	40,930	38.8%
992	379	196	-80.2%	Capital Expenditures (Million Ps)	1,935	575	-70.3%
65	57	64	-1.5%	Depreciation (Million Ps)	130	121	-6.9%

The Gas and Energy business segment, which includes activities related to transportation, distribution and the sale of natural gas to third parties, regasification services for liquefied natural gas (LNG) and electricity generation, reported an operating income of Ps 0.8 billion, a 17.2% reduction compared to Ps 1.0 billion in Q2 2017.

As a consequence of the agreement for the capitalization of YPF Energía Eléctrica, this company is no longer consolidated in Q2 2018, whereas in Q2 2017 it contributed Ps 0.2 billion in operating income to the results of the Group.

Separately, despite the gradual restructuring of rates obtained by our subsidiary Metrogas S.A., the segment recorded an operating profit of Ps 0.5 billion in Q2 2018, which was lower than the operating profit of Ps 0.6 billion in Q2 2017, mainly due to an increase in charges for judicial contingencies relating to our participation in Metrogas S.A.

Consolidated Results Q2 2018

3.4 CORPORATE AND OTHER

This business segment involves mainly corporate costs and other activities that are not reported in any of the previously-mentioned business segments.

Corporate operating income for Q2 2018 was a loss of Ps 1.5 billion, compared to a loss of Ps 0.5 billion in Q2 2017. The variation is mainly related to an increase in charges for judicial contingencies, both for the activity of YPF in the country and for those linked to the Maxus Entities (deconsolidated as of its filing with the Bankruptcy Court). On the other hand, in the current period, there were increases in personnel expenses, higher IT costs and institutional advertising, and lower results obtained by our controlled company A-Evangelista S.A which had a negative variation of Ps 0.2 billion.

Consolidation adjustments to eliminate results among business segments not transferred to third parties were negative Ps 0.8 billion for Q2 2018. These adjustments were positive Ps 0.8 billion in Q2 2017. In the current quarter there was an increase in the gap between transfer prices between businesses and the replacement cost of the company’s inventories, compared to a smaller gap in Q2 2017. In both cases, the movement of transfer prices reflects changes in market prices, especially of crude oil.

3.5 RELATED COMPANIES

Results from related companies for Q2 2018 were a loss of Ps 1.1 billion, compared to a gain of Ps 0.1 billion for Q2 2017. This variation was due primarily to the negative results obtained by YPF Energía Eléctrica, which was consolidated in the Gas & Power segment during Q2 2017.

4. LIQUIDITY AND SOURCES OF CAPITAL

In Q2 2018, net cash flows provided by operating activities were Ps 27.6 billion, 112.7% higher than Q2 2017. This increase of Ps 14.6 billion was due to an increase in EBITDA of Ps 8.6 billion, and as a consequence of a reduction in working capital generated by higher accounts payable originated in the higher purchases of the quarter, and in the increase of the liability for purchases of gas from third-party producers by our controlled company Metrogas, for the realization of inventories due to the lower processing mentioned above, as well as for the partial collection of the outstanding balance of the partial transfer of the Aguada Pichana Este and Aguada de Castro areas and a greater monetization of tax credits. The generation of funds during Q2 2018 allowed us to substantially exceed the amount that the company required to finance the investments made during the current period.

Net cash flows used in investing activities were Ps 17.4 billion for Q2 2018, 37.1% higher than Q2 2017. Investments in fixed and intangible assets were Ps 18.1 billion in Q2 2018, 38.2% higher than Q2 2017. On the other hand, the holdings of public securities BONAR 2020 and 2021 were partially liquidated, with a cash inflow of Ps 0.5 billion.

As a result of its financing activities, in Q2 2018 the Company had a net decrease in funds of Ps 2.7 billion, compared to a net increase of Ps 1.3 billion in Q2 2017. This difference was generated by a lower net borrowing and refinancing debt maturities of Ps 2.2 billion and by a higher interest payment of Ps 1.8 billion.

Consolidated Results Q2 2018

The previously explained cash generation, together with the Company’s investment in Argentine sovereign bonds, including those received to cancel the accounts receivables of the Gas Plan program for the year 2015, which are still in the portfolio, resulted in a position of cash and cash equivalents of Ps 57.6 billion(1) as of June 30, 2018.

Total debt in U.S. dollars was US$9.6 billion, net debt was US$7.6 billion(1) with a Net debt/recurring adjusted EBITDA LTM ratio of 1.80x(2).

The average interest rate for debt denominated in Argentine pesos at the end of Q2 2018 was 31.66%, while the average interest rate for debt denominated in U.S. dollars was 7.39%.

(1)	Includes investments in financial assets (government securities) of US$394 million at market value
(2)	Net Debt: US$7,627 million/Recurring adjusted EBITDA LTM: US$4,248 million = 1.80x

Consolidated Results Q2 2018

5. TABLES AND NOTES

Q2 2018 Results

Consolidated Results Q2 2018

5.1 CONSOLIDATED STATEMENT OF INCOME

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of pesos)

Q2 2017	Q1 2018	Q2 2018	Var.% Q2 18 / Q2 17		Jan-Jun 2017	Jan-Jun 2018	Var.% 2018 / 2017
60,162	75,823	93,034	54.6%	Revenues	117,165	168,857	44.1%
(49,675)	(63,438)	(81,966)	-65.0%	Costs	(95,473)	(145,404)	-52.3%

10,487	12,385	11,068	5.5%	Gross profit	21,692	23,453	8.1%

(4,209)	(5,181)	(5,890)	-39.9%	Selling expenses	(8,096)	(11,071)	-36.7%
(2,001)	(2,354)	(2,951)	-47.5%	Administration expenses	(3,791)	(5,305)	-39.9%
(833)	(323)	(464)	44.3%	Exploration expenses	(1,426)	(787)	44.8%
22	12,827	(17)	N/A	Other operating results, net	(402)	12,810	N/A

3,466	17,354	1,746	-49.6%	Operating income (loss)	7,977	19,100	139.4%

92	214	(1,139)	N/A	Income (loss) of interests in companies and joint ventures	114	(925)	N/A

3,001	7,899	46,126	1437.0%	Finance Income	4,613	54,025	1071.1%
(2,720)	(8,923)	(24,326)	-794.3%	Finance Cost	(11,568)	(33,249)	-187.4%
658	1,142	1,027	56.1%	Other financial results	733	2,169	195.9%

939	118	22,827	2331.0%	Net financial results	(6,222)	22,945	N/A

4,497	17,686	23,434	-421.1%	Net (loss) profit before income tax	1,869	41,120	2100.1%

(4,225)	(11,700)	(21,926)	-419.0%	Income tax	(1,405)	(33,626)	-2293.3%

272	5,986	1,508	454.4%	Net (loss) profit for the period	464	7,494	1515.1%

60	(81)	(485)	N/A	Net (loss) profits for noncontrolling interest	227	(566)	N/A

212	6,067	1,993	840.1%	Net (loss) profit for shareholders of the parent company	237	8,060	3300.8%

0.54	15.47	5.08	842.5%	Earnings per share, basic and diluted	0.60	20.55	3307.3%

9,593	13,509	69,295	622.4%	Other comprehensive Income	5,950	82,804	1291.7%

9,865	19,495	70,803	617.7%	Total comprehensive income for the period	6,414	90,298	1307.8%

16,177	36,492	24,782	53.2%	Adj. EBITDA (*)	33,003	61,274	85.7%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS), except adjusted EBITDA.

(*) Adjusted EBITDA = Operating income + Depreciation and impairment of properties, plant and equipment and intangible assets + Amortization of intangible assets + Unproductive exploratory drillings.

Consolidated Results Q2 2018

5.2 CONSOLIDATED BALANCE SHEET

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Q2 2018 figures unaudited)

	12/31/2017	06/30/2018
Noncurrent Assets
Intangible assets	9,976	15,231
Properties, plant and equipment	354,443	531,888
Investments in companies and joint ventures	6,045	24,926
Assets held for disposal	8,823	—
Deferred tax assets, net	588	1,685
Other receivables	1,335	1,920
Trade receivables	2,210	17,874

Total Non-current assets	383,420	593,524

Current Assets
Inventories	27,149	40,903
Contract assets	142	296
Other receivables	12,684	21,473
Trade receivables	40,649	47,959
Investment in financial assets	12,936	11,346
Cash and equivalents	28,738	46,251

Total current assets	122,298	168,228

Total assets	505,718	761,752

Shareholders’ equity
Shareholders’ contributions	10,402	10,408
Reserves, other comprehensive income and retained earnings	141,893	232,459
Noncontrolling interest	238	(328)

Total Shareholders’ equity	152,533	242,539

Noncurrent Liabilities
Provisions	54,734	84,577
Liabilities associated with assets held for disposal	4,193	—
Deferred tax liabilities, net	37,645	71,873
Contract liabilities	1,470	1,904
Other taxes payable	220	2,259
Loans	151,727	220,584
Other liabilities	277	412
Accounts payable	185	174

Total Noncurrent Liabilities	250,451	381,783

Current Liabilities
Provisions	2,442	2,869
Income tax payable	191	93
Contract liabilities	1,460	1,977
Other taxes payable	6,879	8,605
Salaries and social security	4,132	3,611
Loans	39,336	56,673
Other liabilities	2,383	699
Accounts payable	45,911	62,903

Total Current Liabilities	102,734	137,430

Total Liabilities	353,185	519,213

Total Liabilities and Shareholders’ Equity	505,718	761,752

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Q2 2018

5.3 CONSOLIDATED STATEMENT OF CASH FLOW

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of pesos)

Q2 2017	Q1 2018	Q2 2018		Jan-Jun 2017	Jan-Jun 2018
			Operating activities
272	5,986	1,508	Net income (loss)	464	7,494
(92)	(214)	1,139	Income (loss) of interests in companies and joint ventures	(114)	925
11,972	18,714	22,689	Depreciation of property, plant and equipment	23,736	41,403
202	247	314	Amortization of intangible assets	383	561
1,315	1,466	1,548	Losses of property, plant and equipment and intangible assets and consumption of materials	2,184	3,014
4,225	11,700	21,926	Income tax charge	1,405	33,626
510	1,593	1,969	Net increase in provisions	2,181	3,562
(1,024)	37	(22,295)	Interest, exchange differences and other	5,345	(22,258)
44	53	73	Stock compensation plans	70	126
—	(11,980)	—	Results due to revaluation of companies	—	(11,980)
			Changes in assets and liabilities:
(769)	(4,230)	(7,677)	Trade receivables	1,125	(11,907)
(278)	(4,835)	1,489	Other receivables	2,897	(3,346)
(1,310)	62	910	Inventories	(1,199)	972
(2,850)	3,241	3,629	Accounts payable	(1,705)	6,870
(675)	2,188	753	Other Taxes payable	1,444	2,941
238	(863)	277	Salaries and Social Security	(413)	(586)
18	(1,930)	457	Other liabilities	(932)	(1,473)
(393)	(383)	(619)	Decrease in provisions included in liabilities for payments / utilization	(666)	(1,002)
(98)	(112)	(42)	Contract Assets	(98)	(154)
(1,694)	871	80	Contract Liabilities	(1,694)	951
216	104	22	Dividends received	311	126
(234)	(289)	(540)	Income tax payments	(479)	(829)

12,983	21,426	27,610	Net cash flow from operating activities	37,633	49,036

			Investing activities

(13,104)	(15,794)	(18,105)	Acquisitions of property, plant and equipment and Intangible assets	(27,678)	(33,899)
(65)	(280)	(4)	Contributions and acquisitions of interests in companies and joint ventures	(337)	(284)
—	4,953	452	Collection for sale of financial assets	—	5,405
3	—	—	Investment in financial assets	—	—
503	—	293	Interest received from financial assets	511	293

(12,663)	(11,121)	(17,364)	Net cash flow from investing activities	(27,504)	(28,485)

			Financing activities

(6,687)	(9,435)	(5,093)	Payment of loans	(15,080)	(14,528)
(3,208)	(5,399)	(4,964)	Payment of interests	(8,577)	(10,363)
11,291	8,666	7,481	Proceeds from loans	16,060	16,147
(100)	—	(120)	Acquisition of own shares	(100)	(120)

1,296	(6,168)	(2,696)	Net cash flow from financing activities	(7,697)	(8,864)

415	636	5,190	Effect of changes in exchange rates on cash and equivalents	266	5,826

2,031	4,773	12,740	Increase (decrease) in Cash and Equivalents	2,698	17,513

11,424	28,738	33,511	Cash and equivalents at the beginning of the period	10,757	28,738
13,455	33,511	46,251	Cash and equivalents at the end of the period	13,455	46,251

2,031	4,773	12,740	Increase (decrease) in Cash and Equivalents	2,698	17,513

			COMPONENTS OF CASH AND EQUIVALENT AT THE END OF THE PERIOD

5,438	12,325	5,318	Cash	5,438	5,318
8,017	21,186	40,933	Other Financial Assets	8,017	40,933

13,455	33,511	46,251	TOTAL CASH AND EQUIVALENTS AT THE END OF THE PERIOD	13,455	46,251

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Q2 2018

5.4 CONSOLIDATED BUSINESS SEGMENT INFORMATION

(Unaudited, figures expressed in millions of pesos)

Q2 2018	Upstream	Gas & Power	Downstream	Corporate and Other	Consolidation Adjustments	Total
Revenues	496	22,185	69,892	1,486	(1,025)	93,034
Revenues from intersegment sales	45,812	1,727	381	2,455	(50,375)	—

Revenues	46,308	23,912	70,273	3,941	(51,400)	93,034

Operating Income (loss)	2,868	849	361	(1,532)	(800)	1,746
Results of interest in companies and joint ventures	—	(1,138)	(1)	—	—	(1,139)
Depreciation of property, plant and equipment	19,689	64	2,596	340	—	22,689
Impairment of property, plant and equipment and intangible assets	—	—	—	—	—	—
Acquisitions of fixed assets	16,099	196	2,673	370	—	19,338
Assets	374,150	78,776	238,447	77,758	(7,379)	761,752

Q2 2017	Upstream	Gas & Power	Downstream	Corporate and Other	Consolidation Adjustments	Total
Revenues	78	14,808	45,406	483	(613)	60,162
Revenues from intersegment sales	26,528	941	205	1,791	(29,465)	—

Revenues	26,606	15,749	45,611	2,274	(30,078)	60,162

Operating Income (loss)	(884)	1,025	3,093	(535)	767	3,466
Results of interest in companies and joint ventures	—	53	39	—	—	92
Depreciation of property, plant and equipment	10,079	65	1,621	207	—	11,972
Impairment of property, plant and equipment and intangible assets	—	—	—	—	—	—
Acquisitions of fixed assets	9,905	992	1,935	197	—	13,029
Assets as of December 31st, 2017	251,525	45,395	158,800	53,934	(3,936)	505,718

Consolidated Results Q2 2018

5.5 MAIN FINANCIAL MAGNITUDES IN U.S. DOLLARS

(Unaudited figures)

Million USD	2017 Q2	2018 Q1	2018 Q2	Var Q2 18 / Q2 17	2017 Jan-Jun	2018 Jan-Jun	Var 2018 / 2017
INCOME STATMENT
Revenues	3,837	3,858	3,963	3.3%	7,484	7,821	4.5%
Costs of sales	(3,168)	(3,228)	(3,491)	-10.2%	(6,098)	(6,719)	-10.2%

Gross profit	669	630	471	-29.5%	1,386	1,102	-20.5%
Other operating expenses, net	(448)	253	(397)	11.3%	(876)	(144)	83.5%

Operating income	221	883	74	-66.4%	510	957	87.8%
Depreciation and impairment of property, plant &	764	952	966	26.6%	1,516	1,919	26.5%
equipment and intangible assets
Amortization of intangible assets	13	13	13	3.8%	24	26	6.0%
Unproductive exploratory drillings	34	9	1	-95.9%	58	10	-82.0%

Adj. EBITDA	1,032	1,857	1,056	2.3%	2,108	2,912	38.1%
Recurring Adj. EBITDA	1,032	1,247	1,056	2.3%	2,108	2,303	9.2%

UPSTREAM
Revenues	1,697	1,969	1,973	16.3%	3,474	3,942	13.5%
Operating income	(56)	109	122	N/A	1	231	20172.8%
Depreciation	643	829	839	30.5%	1,278	1,668	30.5%
Capital expenditures	632	663	686	8.6%	1,236	1,349	9.1%
Adj. EBITDA	621	948	962	55.0%	1,338	1,910	42.8%

DOWNSTREAM
Revenues	2,909	3,070	2,993	2.9%	5,735	6,063	5.7%
Operating income	197	204	15	-92.2%	476	219	-54.0%
Depreciation	103	106	111	7.0%	204	216	6.1%
Capital expenditures	123	64	114	-7.7%	205	178	-13.4%
Adj. EBITDA	301	310	126	-58.1%	680	436	-36.0%

GAS & ENERGY
Revenues	1,004	866	1,019	1.4%	1,884	1,884	0.0%
Operating income	65	623	36	-44.7%	101	659	552.5%
Depreciation	4	3	3	-34.2%	8	6	-32.2%
Capital expenditures	63	19	8	-86.8%	124	28	-77.6%
Adj. EBITDA	70	626	39	-44.1%	109	665	508.1%

CORPORATE AND OTHER
Operating income	(15)	(50)	(65)	-343.0%	(99)	(116)	-17.3%
Capital expenditures	13	11	16	25.4%	30	26	-13.7%

CONSOLIDATION ADJUSTMENTS
Operating income	49	(3)	(34)	N/A	29	(37)	N/A

Average exchange rate of period	15.68	19.65	23.48		15.65	21.57
Exchange rate end of period	16.58	20.10	28.80		16.58	28.80

NOTE: The calculation of the main financial figures in U.S. dollars is derived from the calculation of the financial results expressed in Argentine pesos using the average exchange rate for each period.

Consolidated Results Q2 2018

5.6 MAIN PHYSICAL MAGNITUDES

(Unaudited figures)

		2017					2018
	Unit	Q1	Q2	Q3	Q4	Cum. 2017	Q1	Q2	Cum. 2018
Production
Crude oil production	Kbbl	21,058	19,867	20,904	21,219	83,048	20,483	20,591	41,074
NGL production	Kbbl	4,923	4,680	4,469	4,309	18,381	4,228	3,781	8,009
Gas production	Mm3	4,076	4,056	4,057	3,893	16,082	3,935	4,004	7,939
Total production	Kboe	51,618	50,055	50,891	50,012	202,576	49,460	49,554	99,014

Henry Hub	USD/Mbtu	3.32	3.18	3.00	2.93	3.11	3.00	2.80	2.90
Brent	USD/Bbl	53.68	49.67	52.11	61.53	54.25	66.81	74.50	70.65
Sales
Sales of petroleum products
Domestic market
Gasoline	Km3	1,297	1,220	1,284	1,358	5,159	1,373	1,288	2,661
Diesel	Km3	1,792	1,954	1,981	2,025	7,752	1,870	2,023	3,893
Jet fuel and kerosene	Km3	134	117	140	143	534	135	125	260
Fuel Oil	Km3	220	264	121	37	642	7	10	17
LPG	Km3	152	241	189	159	741	146	185	331
Others (*)	Km3	357	377	406	408	1,548	381	416	797
Total domestic market	Km3	3,952	4,173	4,121	4,130	16,376	3,912	4,047	7,959
Export market
Petrochemical naphtha	Km3	57	23	46	58	184	24	44	68
Jet fuel and kerosene	Km3	135	123	139	142	539	141	136	277
LPG	Km3	115	39	70	98	322	194	91	285
Bunker (Diesel and Fuel Oil)	Km3	83	74	102	116	375	101	72	173
Others (*)	Km3	28	29	4	53	114	52	50	102
Total export market	Km3	418	288	361	467	1,534	512	393	905
Total sales of petroleum products	Km3	4,370	4,461	4,482	4,597	17,910	4,424	4,440	8,864
Sales of petrochemical products
Domestic market
Fertilizers	Ktn	35	39	139	111	324	38	85	123
Methanol	Ktn	57	84	73	99	313	69	93	162
Others	Ktn	116	130	125	129	500	138	115	253
Total domestic market	Ktn	208	253	337	339	1,137	245	293	538
Export market
Methanol	Ktn	1	2	1	2	6	24	75	99
Others	Ktn	42	51	53	55	201	36	63	99
Total export market	Ktn	43	53	54	57	207	60	138	198
Total sales of petrochemical products	Ktn	251	306	391	396	1,344	305	431	736
Sales of other products
Grain, flours and oils
Domestic market	Ktn	21	37	21	18	97	30	23	53
Export market	Ktn	159	291	331	253	1,034	169	236	405
Total Grain, flours and oils	Ktn	180	328	352	271	1,131	199	259	458
Main products imported
Gasolines and Jet Fuel	Km3	3	40	13	98	154	114	59	173
Diesel	Km3	152	230	77	85	544	111	161	272

(*) Principally includes sales of oil and lubricant bases, grease, asphalt and residual carbon, among others.

Consolidated Results Q2 2018

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives as of the date hereof of YPF and its management, including statements with respect to trends affecting YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as the future price of petroleum and petroleum products, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes in circumstances and other factors that may be beyond YPF’s control or may be difficult to predict.

YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as the future price of petroleum and petroleum products, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or elsewhere.

The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

Investor Relations

E-mail: inversoresypf@ypf.com

Website: inversores.ypf.com

Macacha Güemes 515

C1106BKK Buenos Aires (Argentina)

Phone: 54 11 5441 1215

Fax: 54 11 5441 2113

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 7, 2018	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer